Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the Quarter ended June 30, 2021 under IFRS

IT Services delivers strong revenue growth for the quarter at 12.2% QoQ

Net Income & EPS showed a robust increase of 35.2% YoY

and 41.0% YoY respectively

Bangalore, India and East Brunswick, New Jersey, USA – July 15, 2021—Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for the Quarter ended June 30, 2021.

Highlights of the Results

Results for the Quarter ended June 30, 2021:

•	Gross Revenue was ₹182.5 billion ($2.5 billion1), an increase of 12.4% QoQ and 22.4% YoY

•	IT Services Segment Revenue was at $2,414.5 million, an increase of 12.2% QoQ and 25.7% YoY

•	Non-GAAP[2] constant currency IT Services Segment Revenue increased by 12.0% QoQ and 21.3% YoY

•	IT Services Operating Margin[3] for the quarter was at 18.8%, a decrease of 29 bps YoY

•	Net Income for the quarter was ₹32.3 billion ($434.8 million1), an increase of 35.2% YoY

•	Earnings Per Share for the quarter was at ₹5.92 ($0.081), an increase of 41.0% YoY

•	Operating Cash Flow was at ₹33.5 billion ($451.1 million1), which is 103.7% of Net Income

•	Our IT Services workforce crossed the milestone of 200K, closing headcount at 209,890

•	In June 2021, we issued our first ever dollar denominated bond offering of $750 million with a 5-year tenor

Performance for the quarter ended June 30, 2021

Thierry Delaporte, CEO and Managing Director said, “Despite the severe onslaught of the pandemic, we delivered our best-ever quarter, with secular growth across all SMUs, Sectors and GBLs. Our sequential revenue growth of 12.2% was well ahead of the top-end of our guidance range, both organically and with Capco. Though in the early days yet, I am pleased with the way we have collaborated with Capco to build our joint go-to-market offerings and strategy. We remain focused on deepening our customer relationships, investing in talent & capabilities for the future, and winning market share.”

Jatin Dalal, Chief Financial Officer said, “We delivered a robust growth in EPS of 41% YoY even as we continued to invest for growth. At 103.7% of our net income, our operating cash flows for the quarter remained healthy. I am also pleased to share that we have successfully issued our debut bond offering in the international markets for $750 million.”

Outlook for the quarter ending September 30, 2021

We expect Revenue from our IT Services business to be in the range of $2,535 million to $2,583 million*. This translates to a sequential growth of 5.0% to 7.0%.

Wipro signed an agreement to acquire Ampion on April 1, 2021, and we previously announced that it will be closed during Q1’22. However certain regulatory approvals are still pending and the transaction is now expected to be closed in Q2’22.

*Outlook is based on the following exchange rates: GBP/USD at 1.40, Euro/USD at 1.21, AUD/USD at 0.77, USD/INR at 73.79 and CAD/USD at 0.81

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹ 74.33, as published by the Federal Reserve Board of Governors on June 30, 2021. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2021 was US$1= ₹ 74.75

2.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

3.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

IT Services

Wipro continued its momentum in winning large deals with our customers as described below:

•

Wipro has won a multi-year engagement with a leading US-based communication services provider to deliver end-to-end quality engineering (QE) services for their applications, accelerating software release velocity and improving QE maturity. Additionally, the customer has selected Wipro to support database operations in a managed services model. Wipro will drive migration to new age databases and enhance operational efficiencies through automation

•

A US based oil field services company has awarded Wipro a strategic IT outsourcing contract to provide applications, infrastructure, & cybersecurity services. Wipro will also assist the customer in digital transformation projects including modernizing the IT operations, reducing IT operating cost, and improving IT services experience for end users to enable scalable services in a changing energy industry

•

A European multinational pharmaceutical company has awarded Wipro a multi-million-dollar engagement to personalize end user services leveraging digital interventions to ensure superior consumer experience for their employees globally

•

Wipro has won a large digital workplace contract from a US-based health insurance company to transform and manage their end user services globally to improve customer experience centered around a digital-first theme

•

A leading multinational electric and gas utility provider has awarded Wipro a global strategic IT infrastructure contract. The engagement will enhance the customer’s digital transformation journey, leveraging integrated managed services and consolidating multiple data centers to next-generation hosting services, through Wipro’s Boundaryless Enterprise solutions

Digital Services Highlights

We continue to see increasing traction in digital oriented and other strategic deals as illustrated below:

•

A leading US-based distributor of plumbing supplies has selected Wipro to support its cloud transformation journey by embedding quality engineering in the development lifecycle encompassing CRM implementation, data migration, and legacy applications. Additionally, Wipro will provide managed services for Cloud ERP covering multiple business functions, resulting in improved business agility and enhancing customer experience across more than 1,400 store locations

•

A global shipping and logistics company has engaged Wipro for the digital transformation and modernization of its integrated shipping portfolio. The engagement will make it easier for the end customers to integrate their services, while providing improved reliability and speed, thus enabling the client to compete in the global e-commerce market

•

Wipro has won a strategic engagement with a leading US-based financial services company to accelerate their digital transformation journey by implementing an outcome-based high velocity software engineering model enabled by multi-skilled agile teams deployed globally

•

A globally integrated energy company has selected Wipro’s crowdsourcing platform Topcoder to design their next-generation customer-centric experience for promotion and loyalty management. Topcoder’s on-demand community will help accelerate product development, applying experience design to enable scale and expansion of the digital product globally

•

A leading US-based medical devices original equipment manufacturer (OEM) has selected Wipro to build and launch a global patient engagement platform encompassing their cardiac rhythm management portfolio of devices

Analyst Recognition

•	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Supply Chain SAP Ecosystems Services 2021 Vendor Assessment (Doc #US47537120, Mar 2021)

•	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Smart Manufacturing Service Providers 2021 Vendor Assessment (Doc #EUR147689021, Jun 2021)

•	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Artificial Intelligence Services 2021 Vendor Assessment ( Doc #US46741921, May 2021)

•	Wipro was recognized as a Leader in Everest Group’s IT Managed Security Services PEAK Matrix® Assessment 2021

•	Wipro was recognized as a Leader and Star Performer in Everest Group’s Life Sciences Operations Services PEAK Matrix® Assessment 2021

•	Wipro was positioned as a Leader in Everest Group’s Application and Digital Services in Banking PEAK Matrix® Assessment 2021

•	Wipro was rated as a Leader in ISG Provider Lens™ ServiceNow Ecosystem Partners 2021: Implementation & Integration Services and Managed Services Providers – US

•	Wipro was rated as a Leader in ISG Provider Lens™ Microsoft Ecosystem 2021: Managed Services for Azure, SAP on Azure, Dynamics 365 and Office 365 Modern Workplace – US

•	Wipro ranks among the Top Service Providers in Customer Satisfaction Category in Whitelane & PA Consulting UK IT Outsourcing Study 2021

Disclaimer: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

IT Products

•	IT Products Segment Revenue for the quarter was ₹1.3 billion ($17.6 million1)

•	IT Products Segment Results for the quarter was a loss of ₹0.1 billion ($0.7 million1)

India business from State Run Enterprises (ISRE)

•	India SRE Segment Revenue for the quarter was ₹1.9 billion ($26.1 million1)

•	India SRE Segment Results for the quarter was a profit of ₹0.5 billion ($6.4 million1)

Please refer to the table on page 9 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 9 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended June 30, 2021, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP20210715

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 200,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Aparna Iyer	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-6142 7139	Phone: +91-9845791363	Phone: +91-80-6142 6450
iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2021	As at June 30, 2021
			Convenience translation into US dollar in millions Refer footnote in page 1
ASSETS
Goodwill	139,127	223,485	3,007
Intangible assets	13,085	43,029	579
Property, plant and equipment	85,192	86,720	1,167
Right-of-Use assets	16,420	19,804	266
Financial assets
Derivative assets	16	17	^
Investments	10,576	11,024	148
Trade receivables	4,358	4,392	59
Other financial assets	6,088	8,248	111
Investments accounted for using the equity method	1,464	709	10
Deferred tax assets	1,664	2,743	37
Non-current tax assets	14,323	11,099	149
Other non-current assets	15,935	11,795	159

Total non-current assets	308,248	423,065	5,692

Inventories	1,064	945	13
Financial assets
Derivative assets	4,064	2,458	33
Investments	175,707	167,034	2,247
Cash and cash equivalents	169,793	140,617	1,892
Trade receivables	94,298	104,377	1,404
Unbilled receivables	27,124	33,663	453
Other financial assets	7,245	8,670	117
Contract assets	16,507	20,052	270
Current tax assets	2,461	4,587	62
Other current assets	24,923	25,966	349

Total current assets	523,186	508,369	6,840

TOTAL ASSETS	831,434	931,434	12,532

EQUITY
Share capital	10,958	10,958	147
Share premium	714	740	10
Retained earnings	466,692	498,003	6,700
Share-based payment reserve	3,071	3,884	52
SEZ Re-investment reserve	41,154	42,297	569
Other components of equity	30,506	33,785	455

Equity attributable to the equity holders of the Company	553,095	589,667	7,933
Non-controlling interests	1,498	1,095	15

TOTAL EQUITY	554,593	590,762	7,948

LIABILITIES
Financial liabilities
Loans and borrowings	7,458	55,392	745
Lease liabilities	13,513	15,862	213
Other financial liabilities	2,291	3,349	45
Deferred tax liabilities	4,633	14,367	193
Non-current tax liabilities	11,069	11,083	149
Other non-current liabilities	7,835	10,082	136
Provisions	2	1	^

Total non-current liabilities	46,801	110,136	1,481

Financial liabilities
Loans, borrowings and bank overdrafts	75,874	60,105	809
Derivative liabilities	1,070	1,218	16
Trade payables and accrued expenses	78,870	88,941	1,197
Lease liabilities	7,669	8,811	119
Other financial liabilities	1,470	4,091	55
Contract liabilities	22,535	21,153	286
Current tax liabilities	17,324	18,088	243
Other current liabilities	24,552	27,450	369
Provisions	676	679	9

Total current liabilities	230,040	230,536	3,103

TOTAL LIABILITIES	276,841	340,672	4,584

TOTAL EQUITY AND LIABILITIES	831,434	931,434	12,532

^	Value is less than 1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2020	2021	2021
			Convenience translation into US dollar in millions Refer footnote 1 in page 1
Revenues	149,131	182,524	2,456
Cost of revenues	(103,700)	(127,567)	(1,716)

Gross profit	45,431	54,957	740
Selling and marketing expenses	(9,789)	(13,017)	(175)
General and administrative expenses	(10,006)	(10,530)	(142)
Foreign exchange gains/(losses), net	1,205	1,160	16
Other operating income/(loss), net	97	2,150	29

Results from operating activities	26,938	34,720	468
Finance expenses	(1,299)	(746)	(10)
Finance and other income	5,281	4,619	62
Share of net profit of associates accounted for using the equity method	31	7	^

Profit before tax	30,951	38,600	520
Income tax expense	(6,838)	(6,225)	(84)

Profit for the period	24,113	32,375	436

Profit attributable to:
Equity holders of the Company	23,902	32,321	435
Non-controlling interests	211	54	1

Profit for the period	24,113	32,375	436

Earnings per equity share:
Attributable to equity holders of the Company
Basic	4.20	5.92	0.08
Diluted	4.19	5.90	0.08
Weighted average number of equity shares used in computing earnings per equity share
Basic	5,693,348,171	5,462,996,981	5,462,996,981
Diluted	5,703,168,248	5,476,992,662	5,476,992,662

^	Value is less than 1

Additional Information:

Particulars	Three months ended			Year ended
	June 30, 2021	March 31, 2021	June 30, 2020	March 31, 2021
	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	49,683	46,510	42,612	178,091
Americas 2	55,105	46,475	44,194	179,821
Europe	54,461	45,107	38,944	165,441
APMEA	21,232	20,825	20,158	82,462

Total of IT Services	180,481	158,917	145,908	605,815
IT Products	1,311	2,117	2,306	7,685
ISRE	1,937	2,302	2,111	8,912
Reconciling Items	(45)	4	11	13

Total Revenue	183,684	163,340	150,336	622,425

Other operating income/(loss), net
IT Services	2,150	—	97	(81)

Total Other operating income/(loss), net	2,150	—	97	(81)

Segment Result
IT Services
Americas 1	9,379	9,863	6,504	33,040
Americas 2	11,350	10,500	10,422	41,589
Europe	8,325	8,704	7,547	31,673
APMEA	3,066	3,074	2,546	11,476
Unallocated	56	1,257	748	5,153
Other operating income/(loss), net	2,150	—	97	(81)

Total of IT Services	34,326	33,398	27,864	122,850

IT Products	(53)	145	123	45
ISRE	475	587	(106)	1,061
Reconciling Items	(28)	37	(943)	(903)

Total	34,720	34,167	26,938	123,053
Finance expenses	(746)	(1,122)	(1,299)	(5,088)
Finance and Other Income	4,619	4,447	5,281	20,912
Share of net profit of associates accounted for using the equity method	7	4	31	130

Profit before tax	38,600	37,496	30,951	139,007

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: As announced on November 12, 2020, effective January 1, 2021, the Company re-organized IT Services segment.to four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM”). Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada. Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by the Government of India and/ or any State Governments.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended June 30, 2021
IT Services Revenue as per IFRS	$2,414.5
Effect of Foreign currency exchange movement	$(4.5)

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,410.0

Three Months ended June 30, 2021
IT Services Revenue as per IFRS	$2,414.5
Effect of Foreign currency exchange movement	$(83.8)

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,330.6